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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     (Mark One)

/X/  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For the fiscal year ended December 31, 1998

                                       OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from                      to
                                   --------------------     -------------------

                          Commission file number 1-8993

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          FOLKSAMERICA HOLDING COMPANY
                       401(K) SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      WHITE MOUNTAINS INSURANCE GROUP, INC.
              (formerly "Fund American Enterprises Holdings, Inc.")
                              80 South Main Street
                        Hanover, New Hampshire 03755-2053
                                 (603) 643-1567


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                                EXPLANATORY NOTE

         This Annual Report on Form 11-K is being filed so that it may be incorporated by reference into a Registration Statement on Form S-8 which White
Mountains Insurance Group, Inc. (formerly "Fund American Enterprises Holdings,
Inc.") is filing with respect to shares of Common Stock, $1.00 par value per share, of White Mountains Insurance Group, Inc. issuable under the Plan.

                                INFORMATION FILED

         The following financial statements and exhibit are filed with, and included in, this Report:

         99(A).    Financial statements for the Plan consisting of:

                   1.   Report of Independent Accountants;

                   2. Statements of Net Assets Available for Plan Benefits as of December 31, 1998 and 1997;

                   3.   Statements of Changes in Net Assets Available for Plan
         Benefits for the years ended December 31, 1998 and 1997;

                   4.   Notes to Financial Statements;

                   5.   Schedule of Assets held for Investment Purposes; and

                   6.   Schedule of Reportable Transactions.


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                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                Folksamerica Holding Company
                                401(k) Savings and Investment Plan (the "Plan")


Date:  July 9, 1999             By:
                                   --------------------------------------------
                                   Name:  Steve E. Fass
                                   Title: Member - Plan Investment
                                           Committee


                                and:
                                    -------------------------------------------
                                    Name:  Michael Tyburski
                                    Title: Member - Plan Investment
                                            Committee


                                and:
                                    -------------------------------------------
                                    Name:  Hellen Dell
                                    Title: Member - Plan Investment
                                            Committee




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                                  EXHIBIT INDEX

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

EXHIBIT NUMBER             DESCRIPTION
--------------             -----------
   99(A)                   Financial statements for the Plan consisting of:

                           1. Report of Independent Accountants;

                           2. Statement of Net Assets Available For Plan
                              Benefits as of December 31, 1998 and 1997;

                           3. Statement of Changes in Net Assets Available for
                              Plan Benefits for the years ended December 31, 1998 and 1997;

                           4. Notes to Financial Statements;

                           5. Schedule of Assets Held for Investment Purposes;
                              and

                           6. Schedule of Reportable Transactions.
